April 30, 2015
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Select Retirement
Nationwide Life Insurance Company
SEC File No. 333-203062
CIK 0000205695
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on May 1, 2015.
The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.
In addition, Nationwide Life Insurance Company acknowledges that:
•	The Commission staff has not passed upon the accuracy or adequacy of the prospectus;
•	The acceleration of the effectiveness of this registration statement neither relieves the Registrant of its responsibility for accurate and adequate disclosure in its prospectus nor does it foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant will not assert, as a defense in any subsequent proceeding initiated by the Commission or any other party against the Registrant, the acceleration of the effective date of said registration statement.
Please call Ben Mischnick at (614) 677-6123 should you have any questions.
Sincerely,
Nationwide Life Insurance Company
/s/ CATHY MARASCO
Cathy Marasco
Associate Vice President
Product Management
cc:	Mr. Sonny Oh

April 30, 2015
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Select Retirement
Nationwide Investment Services Corporation
SEC File No. 333-203062
CIK 0000205695
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the national distributor, respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on May 1, 2015.
The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the registration statement.
In addition, Nationwide Investment Services Corporation acknowledges that:
•	The Commission staff has not passed upon the accuracy or adequacy of the prospectus;
•	The acceleration of the effectiveness of this registration statement neither relieves the national distributor of its responsibility for accurate and adequate disclosure in its prospectus nor does it foreclose the Commission from taking any action with respect to the filing; and
•	The national distributor will not assert, as a defense in any subsequent proceeding initiated by the Commission or any other party against the national distributor, the acceleration of the effective date of said registration statement.
Please call Ben Mischnick at (614) 677-6123 should you have any questions.
Sincerely,
Nationwide Investment Services Corporation
/s/ JOHN A. REESE
John A. Reese
Associate Vice President
Finance Operations Principal
cc:	Mr. Sonny Oh